EXHIBIT B

The table below specifies the date of the transaction, number of shares, weighted-average purchase price and range of price per share of the Shares of the Issuer purchased by the reporting Person during the past 60 days. The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of Shares purchased at each separate price. All transactions were effected in the market through brokers.

Date of Transaction	Number of Shares Acquired	Price per Share
September 29, 2025	2,121,859	$19.64